Exhibit 99.3

FCA posted European sales of 68,500 units for the month of November, representing an 18.3% year-over-year increase and outperforming the industry average (+13.7%) for the eleventh consecutive month. For the eleven months year-to-date, sales were up 13.4% (+8.6% for the industry) to more than 807,000 units. The Fiat Panda and 500 continued to lead the European A segment with a combined share of 27.5% for the month. For more than a year, the Fiat 500L has ranked as the best-selling Small MPV (23.5% segment share for the month). With its continuous sales increases, the Fiat 500X was segment leader in Italy and has also firmly established itself among the segment leaders in Europe. The Fiat brand outperformed the industry average for the third consecutive month, with European sales up 19.7% from November a year ago. Jeep brand sales were up 131.9% for the year-to-date driven by results for the Renegade, which continues to rank among the top ten in its segment.

In November, the European passenger car market (EU28+EFTA) posted new vehicle registrations up 13.7% to nearly 1,125,000 units.
For the eleven months year-to-date, registrations were up 8.6% over the same period in 2014 to nearly 13,046,000 vehicles.

FCA closed the month with sales up 18.3% over November a year ago to nearly 68,500 vehicles. This marked the eleventh consecutive month that the Group has outperformed the industry average, taking European market share to 6.1% (+30 basis points).
For the year-to-date, FCA sales were up 13.4% to more than 807,000 vehicles and share increased to 6.2% (+30 basis points).
The Group posted sales increases in most major European markets, in several cases outpacing the industry average. In Italy, sales were up 26.0% in November and 17.7% year-to-date. FCA also posted sales increases in Germany (+9.2% vs. +8.9% for the industry), France (+17.1% vs. +11.3% for the industry) and Spain (+37.3% vs. 25.4% for the industry).

Fiat brand outperformed the industry for the third consecutive month, with November sales up 19.7% to more than 51,000 vehicles and market share 30 basis points higher at 4.6%.
For the year-to-date, brand sales totaled more than 608,000 vehicles (+11.2% year-over-year) and market share was 4.7% (+10 bps).
For the major European markets, the brand posted particularly positive November sales in Italy (+29.4%), Germany (+7.7%), France (+26.9%) and Spain (+42.0%). Year-to-date, sales were up 15.8% in Italy, 3.5% in Germany, 17.5% in France and 27.0% Spain.
The brand continued to dominate the European A segment with the Panda and 500 holding a combined share of 27.5% in November and 27.8% for the year-to-date. Sales of the Panda (A segment leader in November) were up 12.95% for the year-to-date to nearly 161,000 units. For the 500, just under 169,000 units have been sold so far this year. The other members of the 500 family also posted positive results. The 500L led the Small MPV segment for both November and the year-to-date, with sales so far this year totaling more than 77,600 units and segment share at 22.4%. The 500X also continues to post strong sales growth and has firmly established itself among the leaders in the Small SUV segment with more than 66,000 units sold year-to-date. In Italy, the 500X was the clear segment leader for both November and the year-to-date.

Lancia/Chrysler posted November sales of more than 4,500 vehicles and market share was 0.4%. Year-to-date, brand sales across Europe totaled more than 57,000 units and market share was 0.4%.
In Italy, sales of the Lancia Ypsilon were up 8.1% for the year-to-date.

Alfa Romeo posted November sales of more than 4,500 vehicles, a 6.3% year-over-year increase with share stable at 0.4%. November sales were up 17.7% in Italy, 3.5% in France, 6.6% in Spain and 21.2% in Austria. The Giulietta posted a 10.9% sales increase for the month.
Year-to-date, the brand’s European sales totaled nearly 52,500 units and market share was 0.4%. Compared with the same period in 2014, sales were 7.0% higher in Italy and 26.6% higher in Austria. Sales of the Giulietta were up 1.1% for the period.

Jeep marked its 25th-consecutive month of sales growth in November, with unit sales up 50.2% to more than 7,500 vehicles. Market share was 20 basis points higher at 0.7%. The brand posted increases in all major European markets, significantly outperforming the industry average. By market, unit sales were up 67.2% in Italy, 23.5% in Germany, 37.1% in France, 121.3% in the UK and 80.8% in Spain.
Year-to-date, sales increased 131.9% to nearly 80,700 vehicles and market share doubled to 0.6%.
Those results were driven by continued strong growth for the Jeep Renegade, firmly among the top ten in its segment in Europe with more than 50,000 units sold so far in 2015.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 527 vehicles in November and 8,362 for the year-to-date.

London, 15 December 2015

For further information:
+39.011.0063088
mediarelations@fcagroup.com
www.fcagroup.com